April 11, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

     Re: Lepota, Inc.

     Registration Statement on Form S-1
    Filed June 10, 2015

     File No. 333-198808

Dear Pamela Howell:

This letter sets forth the responses of Lepota Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above-referenced filing as set forth in the comment letter of June 25, 2015.  Each numbered paragraph below responds to the comment having the same number in the June 25, 2015, comment letter.

Dilution of the Price You Pay for Your Shares, page 15

1.

It appears that you removed your tabular disclosure for the per share dilution information assuming that 25%, 50%, 75% and 100% of the offering common stock is sold. Please amend your filing to provide the dilution information as required by Item 506 of Regulation S-K under each of the offering assumptions.

In response to the Staff’s comment, the Company has re-inserted the tabular disclosure for the per share dilution information, that was previously, removed in error.

Certain Relationships and Related Transactions, page 45

2.

Refer to prior comment 1. It is unclear how you concluded that the $3,600 amount of the loan was the largest aggregate amount of principal outstanding during the period when you disclose in the S-1 filed on December 24, 2014 that there was $7,345 outstanding. Please revise or advise.

In response to the Staff’s comment, this section has been revised to represent the current loan amounts.

Report of Independent Registered Public Accounting Firm, page F-1

3.

On June 16, 2015, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Harris & Gillespie CPA’s, PLLC (http://pcaobus.org/Enforcement/Decisions/Documents/Harris.pdf).  As Harris & Gillespie is no longer registered with the PCAOB, you may not include its audit report in your filings with the Commission on or after June 16, 2015. You should have a firm that is registered with the PCAOB re-audit your financial statements for fiscal year ended July 31, 2014. Please also revise your disclosure under the changes in and disagreements with accountants on accounting and financial disclosure section on page 35 to indicate that the PCAOB has revoked the registration of your prior auditor, Harris & Gillespie. If you are unable to obtain an Exhibit 16 letter from Harris & Gillespie at the time you file your amendment to Form S-1, please disclose this fact in the amendment.

By having revised and amended the Form throughout, the Company believes that this points have now been addressed.

Condensed Financial Statements (Unaudited), page F-12

4.

It appears that you did not respond to comment 2 in our letter dated June 1, 2015. Thus, we reissue such comment. Please revise your filing to provide a condensed statement of operations and a condensed statement of cash flows for the interim period from December 9, 2013 (date of inception) to January 31, 2014. We refer you to Rule 8-03 of Regulation S-X for guidance.

In response to the Staff’s comment, the Company has brought this section up to date, guided by the given rules and regulations.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Iurii Iurtaev Iurii Iurtaev, Director

cc: Frederick C. Bauman, Esq.

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